FSD Pharma Reports First Quarter 2020 Financial Results

Provides Business Update

TORONTO (May 14, 2020) - FSD Pharma Inc. (Nasdaq: HUGE) (CSE: HUGE.CN) (FRA: 0K9A) ("FSD Pharma" or the "Company") today reported that management's discussion and analysis of financial condition and results of operations ("MD&A") for the three months ended March 31, 2020 have been filed and can be viewed on the Company's SEDAR profile at www.sedar.com.

FSD also provided an update on its primary business efforts:

  The Phase 1 first-in-human safety and tolerability study with ultra micro-palmitoylethanolamide ("FSD201") in Australia is progressing. To date, three single ascending dose cohorts have been completed. FSD201 has been well tolerated with no serious adverse events reported. The Company anticipates that the clinical portion of the study will be completed before the beginning of Q320.
  FV Pharma, a licensed producer under Canada's Cannabis Act and Regulations and a wholly-owned subsidiary of the Company, continues to operate at a scaled back level due to the COVID-19 pandemic. The facility's medical cannabis license remains in good standing. It is fulfilling weekly shipments to its existing customers and continues to maintain its genetics library.
  In Q120 the Company initiated efforts to strengthen available cash on hand. It realized more than C$7.7 million by liquidating its equity interest in Cannara Biotech (CSE: LOVE). It has also listed its real estate asset in Cobourg, Ontario for sale and has filed for a mixed shelf registration for up to C$100 million.

About FSD Pharma

FSD Pharma Inc. (Nasdaq: HUGE; CSE: HUGE.CN; FRA: 0K9A) is a publicly traded holding company, since May 2018.

FSD BioSciences Inc., a wholly-owned subsidiary, is a specialty biotech pharmaceutical R&D company focused on developing over time a robust pipeline of FDA-approved synthetic compounds targeting the endocannabinoid system of the human body to treat certain diseases of the central nervous system and autoimmune disorders of the skin, GI tract, and the musculoskeletal system.

Through its acquisition of Prismic Pharmaceuticals in 2Q19, FSD BioSciences Inc. is also making an effort to help address the opioid crisis by developing opioid-sparing prescription drugs utilizing the ultra micronized formulations of PEA.

The Company has Phase 1 first-in-human safety and tolerability trials for its lead candidate, FSD 201 micro-PEA, currently underway in Australia by principal researcher Jason Lickliter, MD, Chief Medical Officer of Nucleus Network.

FSD's wholly-owned subsidiary, FV Pharma, is a licensed producer under Canada's Cannabis Act and Regulations, having received its cultivation license on October 13, 2017, and its full Sale for Medical Purposes license on June 21, 2019. The Company is licensed to cultivate cannabis in approximately 25,000 square feet of its facility in Cobourg, Ontario.

Forward-Looking Statements

Neither the Canadian Securities Exchange nor its regulation services provider accept responsibility for the adequacy or accuracy of this release.

Certain statements contained in this press release constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws (collectively, "Forward-Looking Information"). Forward-Looking Information includes, but is not limited to, information with respect to FSD Pharma's strategy, plans or future financial or operating performance, receipt of any U.S. Food and Drug Administration ("FDA") approvals, development of any FDA approved synthetic compounds, the successful treatment of diseases by such compounds, the ability to address the opioid crisis, the development of opioid sparing prescription drugs utilizing the ultra micronized formulations of PEA, the intention and timing of the initiation of Phase 1 first-in-human safety and tolerability trials for PP 101 micro-PEA, maintenance of FSD Pharma's Cannabis Act License, the ability to cultivate and sell cannabis produced in FSD Pharma's facility, the progress and funding of the CBD Research Project, the ability and technical feasibility of algae being utilized to produce pharmaceutical-grade cannabinoids and the ultimate success of the CBD Research Project, the production of prescription drugs that can treat diseases affecting the central nervous system, and related royalty fees. The use of words such as "budget", "intend", "anticipate", "believe", "expect", "plan", "forecast", "future", "target", "project", "capacity", "could", "should", "focus", "proposed", "scheduled", "outlook", "potential", "estimate" and other similar words, and similar expressions and statements relating to matters that are not historical facts, or statements that certain events or conditions "may" or "will" occur, are intended to identify Forward-Looking Information and are based on FSD Pharma's current beliefs or assumptions as to the outcome and timing of such future events. Such beliefs or assumptions necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such Forward‐Looking Information. Forward‐Looking Information is not a guarantee of performance. The Forward-Looking Information contained in this press release is made as of the date hereof, and FSD Pharma is not obligated to update or revise any Forward-Looking Information, whether as a result of new information, future events or otherwise, except as required by law. Because of the risks, uncertainties and assumptions contained herein, investors should not place undue reliance on Forward Looking-Information. The foregoing statements expressly qualify any Forward-Looking Information contained herein.

For further information:

FSD Pharma, Inc.

Sandy Huard, Head of Communications
sandy@fsdpharma.com
(647) 864-7969

Or

LHA Investor Relations
Sanjay M. Hurry
shurry@lhai.com
(212) 838-3777

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